Supplement Dated March 25, 2022
to the Prospectus dated June 16, 1997 and
Notice Document dated May 1, 2021 for

First Symetra Spinnaker Plus Variable Annuity

Issued By: First Symetra National Life Insurance Company of New York

The following supplements and amends the prospectus dated June 16, 1997, as previously supplemented, and the Notice Document, dated May 1, 2021.

Portfolios Available Under Your Contract:
The following portfolios are only available if you have been continuously invested in them as of April 1, 2022.

•American Century VP International Fund Class I
•Federated Hermes High Income Bond Fund II - Primary Shares
•Voya Global High Dividend Low Volatility Portfolio - Class S
•VY JPMorgan Emerging Markets Equity Portfolio - Class I